Direct Phone: 503.553.3185
jason.powell@foster.com

February 8, 2023

United States Securities and Exchange Commission Division of Corporation Finance and Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Re:	Fundhomes 1, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed January 11, 2023
File No. 024-11939

Dear Ladies and Gentlemen:

Pursuant to a phone conversation, we have made one modification to our offering statement filed January 11, 2023, File No. 024-11939 (“Offering Statement”), outlined below – which such change was made in three separate spots in the Offering Statement.

If an initial closing has not occurred, an Offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the date the Offering begins; or (ii) any date on which the ~~Manager~~ Company elects to terminate the Offering for a particular Series as a result of circumstances beyond its control, which include, but are not limited to, the Company is unable to raise sufficient capital to acquire the specific Series property or the termination or expiration of the applicable purchase and sale agreement for a Series property.

Please feel free to contact me if you have any questions at the above contact information.

Sincerely,

FOSTER GARVEY PC

Jason M. Powell
Principal

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